NOWIGENCE INC.

101 S Tryon Street, 27th Floor, Cahrlotte, NC 28280

+1-704-275-5522

September 29, 2021

Securities Exchange Commission

Re:	Nowigence Inc. (the “Company”)
Offering Statement on Form 1-A

To whom it may concern:

On behalf of Nowigence Inc., a Delaware corporation (“Company”), we hereby request, pursuant to the rules (File No. 024-10957), as initially filed with the Securities and Exchange Commission (“Commission”) on September 29, 2021 (“acceleration of the effective date”) be withdrawn effective immediately. No securities had been sold under this offering.

Sincerely,

/s/ Anoop Bhatia

Anoop Bhatia

CEO